VIA EDGAR

October 15, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Ruairi Regan
David Link

Re:	Xtra-Gold Resources Corp. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-4
Filed September 28, 2012
File No. 333-183376

The Company is in receipt of the staff’s letter of comment dated October 10, 2012 on the above-captioned Amendment No. 1 to Registration Statement on Form S-4. Following are the Company’s responses to such comments. For ease of reference herein, we have used the same numeric sequence to correspond with staff’s numbered comments in its October 10, 2012 letter. Contemporaneously, we have filed Amendment No. 2 to the registration statement on Form S-4 (“Amendment No. 2”).

Material United States Federal Tax Consequences, page 25

1.

We note that the description of tax consequences continues to describe that disclosure as a summary. The legal opinion provided by you should not merely be a summary but should provide a complete description of material federal tax consequences. We also note that the disclosure continues to provide opinions that are subject to uncertainty, such as the opinion on page 27 that the continuation “should” be treated as a tax-free reorganization and that holder “may” be subject to United States federal income tax at lower rates, without the exploration of why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion, as requested in our prior comment 3; therefore, to that extent we reissue the comment.

CORPORATE OFFICE
Suite 902, 357 Bay Street, Toronto ON, M5H 2T7 Canada

PHONE:	416 366 4227	E-MAIL:	info@xtragold.com
FAX:	416 981-3055	WEB SITE:	www.xtragold.com

United States Securities
and Exchange Commission	- 2 -	October 15, 2012

RESPONSE: As requested, Amendment No. 2 has been revised to provide a complete description of material federal tax consequences and to provide affirmative disclosure regarding these material federal tax consequences. Please see pages 1, 7, 25, 26, 27, 28 and 30. In addition, the legal opinion has been revised to provide a complete description of material federal tax consequences relating to the continuation. Please see Exhibit 8.1 to Amendment No. 2. Lastly, we have otherwise updated Amendment No. 2 as we deemed necessary.

We acknowledge the Company’s responsibility for the accuracy and adequacy of the disclosure in Amendment No. 2 and its obligation to insure that such disclosure includes the information that all applicable rules of the Securities Act of 1933 and Securities Exchange Act of 1934 require.

If you have any further questions or comments, please contact the undersigned or our counsel, James Schneider, Esq.,Pearlman Schneider LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, by telephone at (561) 362-9595 or by email to jim@pslawgroup.net. Mr. Schneider will contact the staff in a few days to coordinate the submission of a request for acceleration of the above-captioned registration statement.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

Paul Zyla,
PZ/rkm	President

cc: James Schneider, Esq.